                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of Report (Date of earliest event reported):  June 30, 2000

                        SILVERLINE TECHNOLOGIES LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                                Unit 121, SDF IV
                             SEEPZ, Andheri (East)
                             Mumbai (Bombay) 400096
                                     India
                                (91) 22-829-1950
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20F  X   Form 40 F
                                            -----           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes         No   X
    ------    ------

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: August 11, 2000                       SILVERLINE TECHNOLOGIES LIMITED



                                            By: /s/ Shankar Iyer
                                               -----------------------------
                                               Name: Shankar Iyer
                                               Title: CEO/President

SILVERLINE TECHNOLOGIES LTD

REGD OFFICE : 1405 MAKER CHAMBER V, NARIMAN POINT, MUMBAI 400 021

Unaudited  Financial  Results (Provisional) for the quarter ended
June 30, 2000                                                     (Rs. in Lakhs)


                                                                                                             (Audited)
                                                            3 Months Ended         3 Months ended            Year ended
                                                             June 30, 2000         June 30, 1999             31-03-2000
-----------------------------------------------------------------------------------------------------------------------
1     Net Sales                                                   6,496.55              4,073.61              19,528.23

2     Other Income                                                  133.54                109.08                 418.72

3     TOTAL INCOME                                                6,630.09              4,182.69              19,946.95

4     Staff cost                                                    624.55               437.470               2,023.94

5     Software development expenses (Overseas)                    2,701.17             1,674.190               8,022.33

6     Other expenditure                                             521.13               395.951               1,898.64

7     Total expenditure                                           3,846.85              2,507.61              11,944.91

8     OPERATING PROFITS (PBDIT)                                   2,783.24              1,675.08               8,002.04

9     Finance charges                                                23.48                55.390                 148.22

10    Depreciation                                                  240.09               198.495                 798.79

11    PROFIT BEFORE TAX                                           2,519.67              1,421.19               7,055.03

12    Provision for tax                                                  -                     -                   1.00

13    PROFIT AFTER TAX BEFORE EXTRAORDINARY ITEMS                 2,519.67              1,421.19               7,054.03

14    Extraordinary items                                                -                     -                (38.41)

15    NET PROFIT AFTER TAX AND EXTRAORDINARY ITEMS                2,519.67              1,421.19               7,015.62

16    Paid-up equity share capital                                7,350.00             6,000.000               6,450.00

17    Reserves excluding revaluation reserves                                                                 39,012.59

18    Earnings per share (EPS) in Rs .- Basic                         4.01                  3.45                  11.90
                                      - Diluted                       3.88                  3.45                  10.45

-----------------------------------------------------------------------------------------------------------------------

Notes :

      1. The above results have been approved and taken on record by the Board of Directors at their meeting held on 17th July, 2000.

      2. Other income /(expenses) includes income of Rs. 10,02,375 due to exchange differences on translation of foreign currency deposits maintained abroad, which may be non-recurring.

      3. In terms of the approval granted by the members at the Extra-Ordinary General Meeting held on January 12, 2000, the company issued 4,350,000 American Depositary Shares ( ADSs). Each ADS represents the right to receive two equity shares of the company. The ADS were listed for trading on the New York Stock Exchange, U.S.A. (NYSE) on 20th June, 2000. From this issue, the company raised US $ 101,137,500 ( net of underwriting commission of US $ 7,612,500). Consequently the company's paid up capital and share premium have increased by Rs. 87,000,000 and Rs. 4,770,862,500 respectively.

      4. In terms of the approval granted by the members at the Extra-Ordinary General Meeting held on March 21,2000, the company issued 1,000,000 Stock Options to the employees of the company and employees of its subsidiaries, under an ADR linked stock option plan. All options under the plan will be exercisable for ADSs represented by ADRs.

      5. Basic & Diluted Earnings per shares (EPS) have been calculated on profit after tax but before extraordinary items.



                                             ON BEHALF OF THE BOARD OF DIRECTORS
                                             FOR SILVERLINE TECHNOLOGIES LTD.


Place : Mumbai.
                                             RAVI SUBRAMANIAN
Date : 17th July, 2000.                      CHAIRMAN

SILVERLINE TECHNOLOGIES LTD

REGD OFFICE : 1405 MAKER CHAMBER V, NARIMAN POINT, MUMBAI 400 021

CONSOLIDATED INCOME STATEMENT (UNAUDITED) AS PER U.S. GAAP
FOR THE 2ND QUARTER ENDED JUNE 30, 2000.                    (In U.S. $)

Particulars                                Quarter ended    Quarter ended    Half Year ended    Half Year ended      Fiscal Audited
                                           June 30, 2000    June 30, 1999      June 30, 2000      June 30, 1999    December 31,1999
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                         32,883,229       18,320,684         63,881,387         35,317,479          87,576,908
Cost of  goods sold                           17,455,788       10,188,545         33,568,156         19,281,685          49,445,513
                                              ----------       ----------         ----------         ----------          ----------
GROSS PROFIT                                  15,427,441        8,132,139         30,313,231         16,035,794          38,131,395
                                              ----------       ----------         ----------         ----------          ----------
Operating expenses :
  Selling, general and administrative
     expenses                                  5,596,451        2,991,649         11,284,604          5,555,908          13,140,710
  Deferred stock compensation
     amortization                                861,640                -          1,723,280                  -             532,065
  Depreciation and amortization                1,199,105        1,080,322          2,138,567          2,002,155           4,095,227
                                              ----------       ----------         ----------         ----------          ----------
  TOTAL OPERATING EXPENSES                     7,657,196        4,071,971         15,146,451          7,558,063          17,768,002
                                              ----------       ----------         ----------         ----------          ----------
OPERATING INCOME                               7,770,245        4,060,168         15,166,780          8,477,731          20,363,393
                                              ----------       ----------         ----------         ----------          ----------
Other income/(expenses), net                    (370,423)        (216,732)          (654,178)          (760,819)         (1,379,763)
                                              ----------       ----------         ----------         ----------          ----------
INCOME BEFORE INCOME TAXES                     7,399,822        3,843,436         14,512,602          7,716,912          18,983,630

Provisions for income taxes                    1,100,424          549,698          2,330,417          1,147,759           2,808,449
                                              ----------       ----------         ----------         ----------          ----------
INCOME BEFORE EXTRAORDINARY ITEMS              6,299,398        3,293,738         12,182,185          6,569,153          16,175,181

EXTRAORDINARY ITEMS (NET OF TAXES)                     -                -                  -            374,624             374,624
                                              ----------       ----------         ----------         ----------          ----------
NET INCOME                                     6,299,398        3,293,738         12,182,185          6,194,529          15,800,557
                                              ==========       ==========         ==========         ==========          ==========
No. of shares outstanding -Basic
  (weighted)                                  62,519,178       41,212,166         62,519,178         41,212,166          57,149,990
No. of shares outstanding -Diluted            75,191,782       60,000,000         75,191,782         60,000,000          65,596,505

Basic EPS - U.S. $                                  0.10             0.08               0.19               0.15                0.28
Diluted EPS- U.S. $                                 0.08             0.05               0.16               0.10                0.24

Notes : 1. The above results have been taken on record by the Board at its meeting held on July 17, 2000.

        2. Other income /(expenses) includes income of U.S. $ 22,424 due to exchange differences on translation of foreign currency deposits maintained abroad.

        3. In terms of the approval granted by the shareholders at the extra-ordinary general meeting held on January 12, 2000, the company issued 4,350,000 American Depository Shares (ADS) at a price of U.S. $ 25 per ADS. Each ADS represents two underlying equity shares of the company. The ADSs were listed for trading on the New York Stock Exchange, USA, on June 20, 2000. From this issue, the company raised U.S. $ 101,137,500 (Net of underwriting commission U.S. $ 7,612,500). Consequently, the company's paid-up capital and share premium have increased by US $ 1,944,134 and US $ 106,805,866 respectively.


        4. Concurrent to the ADS issue of June 20, 2000 and in terms of the approval granted by the members at the extra-ordinary general meeting held on March 21, 2000, the company has issued 1,000,000 ADR-linked Stock Options to the employees of the company and employees of its subsidiaries, under an ADR linked stock option plan. All options under the plan will be exercisable for ADSs. Each ADS represents two underlying equity shares of the company.

        5. The Board of Directors at their meeting held on April 24, 2000, co-opted Mr. P. Murari and George R. Zoffinger as additional directors of the company. They will hold office upto the date of the next annual general meeting when, their appointment as directors will be placed for the approval of the members.

        6. Basic and Diluted Earnings per share (EPS) have been calculated on profit after tax but before extraordinary items.

                                            ON BEHALF OF THE BOARD OF DIRECTORS
                                            FOR SILVERLINE TECHNOLOGIES LTD.



Place : Mumbai.
                                            RAVI SUBRAMANIAN
Date :  July 17, 2000.                      CHAIRMAN